Exhibit 12

Penn Virginia Resource Partners, L.P.

Statement of Computation of Ratio of Earnings to Fixed Charges Calculation

(in thousands, except ratios)

	Year Ended December 31, 2000	January 1, 2001 through October 30, 2001	October 30, 2001 through December 31, 2001	2002	2003	2004	Three Months Ended March 31, 2005
Earnings
Pre-tax income (loss)	$16,842	$19,113	$3,677	$24,686	$22,690	$34,315	$(2,471)
Equity earnings	—	—	—	—	—	(396)	(298)
Distributed income of equity investee	—	—	—	—	—	957	—
Fixed charges	7,670	7,027	274	1,786	5,048	7,328	3,126

Total earnings	$24,512	$26,140	$3,951	$26,472	$27,738	$42,204	$357

Fixed charges
Interest expense	$—	$—	$269	$1,758	$4,986	$7,267	$3,114
Interest expense - affiliate	7,670	7,003	—	—	—	—	—
Rental interest factor	29	24	5	28	62	61	12

Total fixed charges	$7,699	$7,027	$274	$1,786	$5,048	$7,328	$3,126

Deficiency	$—	$—	$—	$—	$—	$—	$(2,769)

Ratio of earnings to fixed charges	3.2x	3.7x	14.4x	14.8x	5.5x	5.8x	0.1x